Exhibit 99.2

ENEL CHILE S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

General

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 and the notes thereto (the “Unaudited Interim Financial Statements”) included as Exhibit 99.1 to the Report on Form 6-K of Enel Chile S.A. (“we”, “us”, or the “Company”) dated October 24, 2017 (the “Report”). The Unaudited Interim Financial Statements have been prepared in accordance with International Accoutning Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation and distribution companies in Chile. Our revenues, income and cash flows primarily come from the operations of our subsidiaries and associates, all of which are in Chile.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the periods covered by the Unaudited Interim Financial Statements, is discussed below.

a.	Generation Business

A substantial part of our generation capacity depends on the prevailing hydrological conditions. Our installed capacity as of June 30, 2017 and December 31, 2016  was 6,351 MW, of which 54.6% was hydroelectric.

Hydroelectric generation was 3,593 GWh and 4,537 GWh  in the six months ended June 30, 2017 and 2016,  respectively. Our 2017 hydroelectric generation was lower than 2016 mainly due to drier hydrological conditions. In addition, some important reservoirs are still at low levels due to several years of drought since 2010, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of hydrology as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the months that typically have the most precipitation are May through August, and the months when snow and ice melt typically are October through March, providing water flow to lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them concentrated in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as dry, wet or normal, although there are several other intermediate scenarios. Extreme hydrological conditions materially affect our operating results and financial conditions. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal and non-conventional renewable energy (“NCRE”) generation, which is constantly being defined by the CEN (Coordinador Eléctrico Nacional, the technical and independent entity responsible for coordinating the efficient and safe operation of the generation units, which compose the Chilean national electricity system, so as to appropriately satisfy demand) in order to minimize the operating costs of the entire system. According to the current regulatory framework, the price at which energy is traded (known as spot price) is determined by the marginal cost of the system. The marginal cost corresponds to the more expensive power plant in operation after a dispatch based on merit. In addition, there exists a capacity payment to generators, which remunerates each power plant’s installed capacity according to availability and contribution to the system’ safety. This capacity payment is determined by the regulator every six months. Pass-through hydroelectric generation and NCRE generation are almost always the least expensive method to generate electricity and normally have a marginal cost close to zero. In the case of reservoirs used to generate electricity, Chilean authorities assign a cost for the use of water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. This is the case of Laja Lake, which is used as a reference for the SIC (Sistema Interconectado Central, the Chilean central interconnected electric system covering all of Chile except the north and the extreme south). The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices and to a lesser extent on NCRE availability. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase spot prices. Spot market prices affect our results since we purchase electricity in the spot market in the case that we have deficits between our contracted energy sales and our generation, and we sell electricity in the spot market if we have electricity surpluses.

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand and supply, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

To illustrate the effects of hydrology on our operating results, the following table describes certain hydrological conditions, their expected effects on spot prices and generation, and the expected impact on our operating income, assuming that other factors remain unchanged. In all cases, hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Hydrological Conditions	Expected effects on spot prices and generation	Expected impact on our operating results

Dry	Higher spot prices

Positive: if our generation is higher than contracted energy sales, energy surpluses are sold in the spot market at high prices.

Negative: if our generation is less than contracted sales, there is an energy deficit and we must purchase in the spot market at high prices.

	Reduced hydro generation	Negative: less energy available to sell in the spot market.

	Increased thermal generation	Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at high prices.

Wet	Lower spot prices

Positive: if our generation is less than energy contracted sales, the energy deficit is covered by purchases in the spot market at low prices.

Negative: if there are energy surpluses, they are sold in the spot market at low prices.

	Increased hydroelectric generation	Positive: more energy available to sell in the spot market, though affected generally by low prices.

	Reduced thermal generation	Negative: less energy available to sell in the spot market.

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different than those shown above. For example, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if the demand grows, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

b.	Distribution Business

Our electricity distribution business is conducted through Enel Distribución Chile. For the six months ended June 30, 2017, electricity sales amounted to 8,129 GWh, an increase of 1.8% compared to the same period in 2016.  Enel Distribución Chile operates in the Santiago metropolitan area, providing electricity to 1.9 million customers. Santiago is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. Enel Distribución Chile faces growing electricity demand, because of organic growth in demand, which requires it to make capital investments.

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenues from the “Value Added from Distribution,” or VAD, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution business normally consist of transmission revenues, charges for new connections and the maintenance and rental of meters, among others; however, recently, it also includes public lighting, infrastructure projects mainly associated with real estate development and energy efficiency solutions, including air conditioning equipment, LED lights, etc., in all cases including customers outside of our concession area.

Even when these other revenues have increased, the core business continues to be the distribution of energy based on a regulated prices. Therefore, among the key factors that impact our financial results in the distribution business is the regulatory framework. In particular, regulators set distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. Our earnings are determined to a large degree by government regulators, mainly through the tariff setting process. Our ability to buy electricity relies highly on generation availability, and on regulation to a lesser degree. The cost of electricity purchased is passed on to end users through tariffs that are set for multi-year periods. Therefore, variations in the price at which a distribution company purchases electricity do not have an impact on our profitability. In the past, we focused on reducing physical losses, especially those due to illegally tapped energy. Our physical losses are now at 5.2%, which is near technical levels below which additional investments to reduce illegal tapping would not be expected to have an economically reasonable return. Currently, we are working instead on improving our collectability indices and our efficiency, especially through new technologies to automate our networks.

Enel Distribución Chile’s tariff review process, which sets the tariffs for the 2016-2020 period, was finalized in August 2017. The new tariffs will be applied retroactively to November 2016 and the review will not have any significant effect on Enel Distribución Chile’s tariffs. Tariff reviews seek to capture distribution efficiencies and economies of scale based on economic growth.

c.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and significant levels of inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.” in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”).

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the Chilean peso may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, costs for purchases of energy and fuels in the international markets, costs or revenues from buying and selling in the spot market and U.S. dollar-denominated assets and liabilities.

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the periods indicated:

	Local Currency U.S. Dollar Exchange Rates Six months ended June 30,
	2017		2016
	Average	Period End	Average	Period End
Chilean pesos per U.S. dollar	659.98	664.29	689.40	661.37

Source: Central Bank of Chile

d.	Critical Accounting Policies

Our critical accounting policies are consistent with those described in Notes 2 and 3 of the Notes to our consolidated financial statements in Item 8 of our 2016 Form 20-F. At June 30, 2017, there was no material change to our critical accounting policies or the methodologies or assumptions we apply under them since December 31, 2016.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to the Unaudited Interim Financial Statements for information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Six Months Ended June 30, 2017 and 2016

In the last few years, hydrological conditions in Chile have been below the historical average. During the first six months of 2017, hydrological conditions were drier than those experienced in the same period in 2016, especially affecting southern Chile, where most of our generation facilities are located. In addition, 2017 started with reservoir levels lower than in 2016, which adversely affected our hydroelectric generation. Our hydroelectric generation decreased by 21% between June 2016 and June 2017. The average marginal costs in the SIC increased by 7% during the first half of 2017 compared to the same period in 2016, mainly due to the drought and an increase in commodity prices, partially offset by higher NCRE generation and lower demand in the system. However, we were able to partially compensate for this negative effect with higher thermal generation and with the lease agreement with AES Gener S.A. (an unrelated company) allowing us to use our available LNG at its Nueva Renca combined-cycle power plant. On the other hand, increases in our LNG businesses partially offset the lower results.

In the distribution business, operating results during the first half of 2017 remained at approximately the same level as in the first half of 2016. Our distribution revenues increased slightly due to higher residential consumption while our operating cost increased, to a slightly lesser degree. However, our selling and administrative expenses increased in a higher proportion due to higher personnel expenses as a result of new collective bargaining contracts in the first half of 2017.

The combination of these factors resulted in a reduction of our consolidated operating income for the six months ended June 30, 2017 compared to the same period in 2016. Please refer to “— Consolidated Operating Income” below.

Consolidated Revenues

Generation Business

The following table sets forth the physical electricity sales of Enel Generación Chile and its subsidiaries and the corresponding changes for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in GWh)			(in %)
Enel Generación Chile and subsidiaries	11,428	12,139	(711)	(5.9)

Distribution Business

The following table sets forth the physical electricity sales of Enel Distribución Chile and its subsidiaries and the corresponding changes for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in GWh)			(in %)
Enel Distribución Chile	8,129	7,982	147	1.8

The following table sets forth our revenues by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	766,990	848,484	(81,494)	(9.6)
Distribution Business
Enel Distribución Chile and subsidiaries	661,479	650,636	10,843	1.7
Non-electricity business and consolidation adjustments	(217,992)	(218,060)	67	(0.03)
Total Revenues	1,210,477	1,281,060	(70,583)	(5.5)

Generation Business: Revenues

Revenues from Enel Generación Chile decreased by Ch$ 81.5 billion, or 9.6%, for the first six months of 2017 compared to the same period in 2016, primarily due to (i) Ch$ 77.1 billion lower energy sales as a result of 711 GWh lower physical sales equivalent to Ch$ 45.9 billion, primarily due to a decrease of 928 GWh or Ch$ 60 billion to regulated customers, and a decrease of 522 GWh or Ch$ 31 billion in the spot market, partially offset by greater physical sales to unregulated customers, an increase of 739 GWh or Ch$ 45 billion, along with a 4.2% lower average energy sale prices which accounted for Ch$ 31.2 billion of lower revenues, and (ii) Ch$ 11.3 billion of lower revenues from other services provided, mainly because of lower toll revenues of Ch$ 12.5 billion. These decreases were partially offset by (i) higher natural gas sales of Ch$ 5.6 billion, and (ii) Ch$ 1.3 billion of increased other operating income mainly related to Ch$ 3.1 billion from better results in commodity hedges in Enel Generación Chile, partly offset by Ch$ 2.1 billion of lower other income related to lawsuits.

Distribution Business: Revenues

Revenues from Enel Distribución Chile increased by Ch$ 10.8 billion, or 1.7%, for the first six months of 2017 compared to the same period in 2016, primarily due to Ch$ 11.3 billion increase due to higher consumption, reflected in the 147 GWh increase in physical sales. The number of customers, mainly residential, rose by 52,155 for the first six months of 2017 compared to the same period in 2016, totaling 1,852,484 as of June 30, 2017.

Consolidated Operating Costs

Total operating costs consist primarily of energy purchases from third parties, fuel purchases, tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs in Chilean pesos, and as a percentage of total consolidated operating costs, for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017		2016
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	462,727	47.1	473,612	48.1
Fuel consumption	178,403	18.1	163,933	16.6
Transportation costs	83,004	8.4	111,064	11.3
Depreciation, amortization and impairment losses (1)	79,328	8.1	83,367	8.5
Other variable procurement and services	69,295	7.0	40,670	4.1
Employee benefit expense and others (1)	57,054	5.8	53,309	5.4
Other fixed costs (1)	53,481	5.4	59,683	6.1
Total Operating Costs	983,293	100	985,639	100

(1)	Corresponds to selling and administration expenses.

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	489,666	487,512	2,155	0.4
Distribution Business
Enel Distribución Chile and subsidiaries	524,766	521,257	3,508	0.7
Non-electricity business activities and consolidation adjustments	(221,003)	(219,489)	(1,514)	0.7
Total Operating Costs (excluding Selling and Administrative Expenses)	793,429	789,280	4,149	0.5

Generation Business: Operating Costs

Operating costs (excluding selling and administrative expenses) of Enel Generación Chile increased by Ch$ 2.2 billion, or 0.4%, during the first six months of 2017 compared to the same period in 2016, mainly due to (i) Ch$ 26.5 billion of higher fuel consumption associated with a higher thermal generation as a consequence of lower hydroelectric dispatch due to the drought in southern Chile, as described above, (ii) Ch$ 17.2 billion of higher other variable procurement and services costs mostly attributable to Ch$ 11.2 billion of thermal emission taxes, Ch$ 5.9 billion higher costs related to the lease agreement with AES Gener S.A., allowing us to use our available LNG at its Nueva Renca combined-cycle power plant and Ch$ 3.1 billion of higher commodity derivative costs, partially offset by Ch$ 1.5 billion of lower costs for water consumption by our San Isidro I and II power plants. This increase was partially offset by (i) Ch$ 34.4 billion of lower transportation costs due to lower tolls and (ii) Ch$ 7.4 billion of lower purchases of energy mainly due to lower physical purchases of 815 GWh.

Distribution Business: Operating Costs

Operating costs of Enel Distribución Chile increased by Ch$ 3.5 billion, or 0.7%, during the first six months of 2017 compared to the same period in 2016, mainly due to (i) Ch$ 1.8 billion of higher customer connection and disconnection costs and emergency plan costs related to extreme weather conditions and (ii) Ch$ 1.4 billion in fines and compensation to customers.

Consolidated Selling and Administrative Expenses

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses in Chilean pesos, and as a percentage of total consolidated selling and administrative expenses for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017		2016
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Depreciation, amortization and impairment losses	79,328	41.8	83,367	42.5
Employee benefit expense and others	57,054	30.1	53,309	27.1
Other fixed costs	53,481	28.2	59,683	30.4
Total Consolidated Selling and Administrative Expenses	189,864	100	196,359	100

The following table sets forth our consolidated selling and administrative expenses by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	118,451	126,895	(8,444)	(6.7)
Distribution Business
Enel Distribución Chile and subsidiaries	64,190	58,870	5,321	9.0
Non-electricity business and consolidation adjustments	7,223	10,595	(3,372)	(31.8)
Total Selling and Administrative Expenses	189,864	196,359	(6,495)	(3.3)

Selling and administrative expenses decreased by Ch$ 6.5 billion, or 3.3%, during the first six months of 2017 compared to the same period in 2016, mainly related to the generation business, which decreased by Ch$ 8.4 billion. The decrease in the generation business is mainly due to (i) Ch$ 7.2 billion of lower depreciation, amortization and impairment losses, principally as a consequence of Ch$ 5.5 billion arising from a change in the useful life of certain property, plant, and equipment of Enel Generación Chile applicable from 2017, (ii) Ch$ 0.9 billion of lower other fixed costs mainly due to a reduction of consultant fees and other professional outsourced services and (iii) Ch$ 0.4 billion of lower personnel expenses related to a reduction in the number of employees.

Selling and administrative expenses in our distribution business increased by Ch$ 5.3 billion, or 9.0%, mainly due to (i) Ch$ 3.9 billion of higher personnel expenses primarily due to extraordinary and non-recurring employee bonuses related to the new collective bargaining process carried out with Enel Distribución Chile’s labor unions and (ii) Ch$ 2.9 billion of higher depreciation costs related to Ch$ 2.6 billion of investments that came on-line in 2017. These increases were partially offset by (i) a Ch$ 0.3 billion decrease in fines and penalties, (ii) Ch$ 0.3 billion of lower consultancy expenses and (iii) Ch$ 0.4 billion of lower safety insurance and office rental expenses.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	158,873	234,078	(75,205)	(32.1)
Distribution Business
Enel Distribución Chile and subsidiaries	72,523	70,509	2,014	2.9
Non-electricity business and consolidation adjustments	(4,212)	(9,166)	4,954	(54.0)
Total Consolidated Operating Income	227,184	295,421	(68,237)	(23.1)
Operating margin from continuing operations(1)	18.8%	23.1%	—	—

(1)	Operating margin from continuing operations represents operating income from continuing operations as a percentage of revenues from continuing operations.

The Ch$ 68 billion, or 23%, decrease in operating income is mainly due to the 5.5% decrease in revenues, partially offset by the 3.3% decrease in selling and administrative expenses, which contributed to a decrease in our operating margin from 23.1% to 18.8%.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Financial Results
Financial income	10,167	9,628	539	5.6
Financial costs	(25,818)	(29,593)	3,775	(12.8)
Gain from indexed assets and liabilities	136	628	(493)	(78.4)
Foreign currency exchange differences	5,446	19,729	(14,283)	(72.4)
Total Financial Results	(10,069)	393	(10,462)	n.a.
Other results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	(778)	5,471	(6,249)	(114.2)
Gain from sales of assets	109,859	101	109,758	n.a.
Total Other Results	109,081	5,572	103,509	n.a.
Total Consolidated Financial and Other Results	99,011	5,965	93,047	n.a

Financial Results

The net financial results for the six months ended June 30, 2017 was an expense of Ch$ 10.1 billion, a decrease of Ch$ 10.5 billion, compared to Ch$ 0.4 billion of income for the same period in 2016.  This decrease is primarily due to (i) lower foreign currency exchange differences of Ch$ 14.3 billion, mainly as a result of the lower Chilean peso value of the U.S. dollar denominated intercompany debt owed by Enel Generación Chile to Enel Américas S.A. of Ch$ 12 billion and (ii) a Ch$ 3.8 billion reduction of financial expenses as a result of Ch$ 2.8 billion of lower interest on structured loans and trade accounts with Enel Américas S.A. effect during the 2017 period and Ch$ 1.7 billion of lower interest associated with bank loans and bonds due to the lower level of average debt in 2017, as well as the impact of financial hedging.

Other Results

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the six months ended June 30, 2017 was a loss of Ch$ 0.8 billion, a decrease of Ch$ 6.2 billion, or 114%, compared to the same period in 2016, primarily due to the lower results from Electrogas S.A. of Ch$ 2.8 billion and GNL Quintero S.A. of Ch$ 2 billion, which companies were sold by Enel Generación Chile in February 2017 and September 2016, respectively. Additionally, GNL Chile S.A. recorded lower net income of Ch$ 0.6 billion and HidroAysén S.A. recorded a greater loss amounting to Ch$ 0.8 billion in the 2017 period.

Gain from the sales of assets was Ch$ 109.9 billion during the first six months of 2017, an increase of Ch$ 109.8 billion, compared to the same period in 2016. This increase was primarily due to the gain of Ch$ 105 billion from the sale of our former associate Electrogas in February 2017, equal to the difference between the Ch$ 115 billion sale price and the Ch$ 10 billion book value of the investment.

Consolidated Income Tax Expenses

Total income tax expenses totaled Ch$ 79.5 billion for the first six months of 2017, an increase of Ch$ 37.6 billion, or 90% compared to the same period in 2016.

The increase in total income tax expenses was mainly due to greater expenses resulting from Ch$ 27.7 billion of income tax expense recognized related to the sale of Electrogas Ch$ 4.2 billion related to the increase of the statutory tax rate from 24% to 25.5% and Ch$ 11.1 billion of higher taxes on taxable price-level readjustment of investments. These increases were partially offset by Ch$ 5.4 of lower income taxes due to other different concepts of non-taxable revenues. These increases resulted in the increase of the effective income tax rate.

The effective tax rate was 24.4% during the first six months of 2017 compared to 13.9% during the same period in 2016.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses and net income for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income	227,184	295,421	(68,237)	(23.1)
Other results	99,011	5,965	93,047	n.a.
Net income before taxes	326,196	301,386	24,810	8.2
Income tax expenses	(79,457)	(41,847)	(37,610)	89.9
Consolidated Net Income	246,739	259,539	(12,800)	(4.9)
Net income attributable to the Parent Company	169,660	176,643	(6,984)	(4.0)
Net income attributable to non-controlling interests	77,079	82,896	(5,816)	(7.0)

The decrease in net income attributable to non-controlling interests of Ch$ 5.8 billion in during the first six months of 2017 compared to the same period in 2016, is primarily due to the Ch$ 5 billion decrease of net income attributable to the non-controlling interests of Enel Generación Chile for 2017, which in turn is mainly due to the decrease in net income from continuing operations in Enel Generación Chile by Ch$ 13 billion. The controlling and economic interest in Enel Generación Chile is the same in both periods (59.98%).

B.	Liquidity and Capital Resources.

Our main assets are our consolidated Chilean subsidiaries, Enel Generación Chile and Enel Distribución Chile. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

On a stand-alone basis, we receive cash inflows from our subsidiaries, as well as from related companies. Our subsidiaries and associates’ cash flows may not always be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and international capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

Set forth below is a summary of our consolidated cash flow information for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016
	(in billions of Ch$)
Net cash flows provided by operating activities	183	237
Net cash flows used in investing activities	(19)	(48)
Net cash flows used in financing activities	(284)	(147)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(120)	43
Effects of exchange rate changes on cash and cash equivalents	3	(1)
Cash and cash equivalents at beginning of period	246	144
Cash and cash equivalents at end of period	129	186

For the six months ended June 30, 2017, net cash flows provided by operating activities was Ch$ 183 billion, a decrease of Ch$ 55 billion, or 23.1%, compared to Ch$ 237 billion for the same period in 2016. The decrease was primarily the result of a decrease in collections from the sale of goods and services of Ch$ 126 billion comprised mainly of:

(i)	Ch$ 59 billion of lower collections from Enel Generación Chile, on a stand-alone basis and excluding intercompany transactions, due to lower physical sales mainly to regulated customers;
(ii)

Ch$ 52 billion of lower collections from Enel Distribución Chile, excluding intercompany transactions, due to lower energy billing during the first six months of 2017 compared to the same period in 2016, as a result of the non-application of the government’s price decree that establishes the “Average Node Price”, which will be applied retroactively to November 2016;

(iii)	Ch$ 13 billion of lower collections from GasAtacama Chile, excluding intercompany transactions, due to lower physical sales mainly in the spot market.

This decrease was also a result of an increase of Ch$ 61 billion in income taxes paid during 2017 primarily due to better financial results in 2016 with respect to 2015 and an increase of anticipated payments from Enel Generación Chile.

This decrease was partially offset by:

(i)

a decrease in other payments for operating activities of Ch$ 121 billion mainly attributable to Ch$ 132 billion of additional tax payments generated in accordance with Peruvian tax law as a result of the spin-offs of the non-Chilean electricity generation, transmission and distribution businesses in 2016, paid in March 2016 by Enel Generación Chile (Ch$ 116 billion) and Enel Distribución Chile (Ch$ 16 billion), and partially offset by Ch$ 10 billion of higher VAT; and

(ii)

a decrease in payments to suppliers of goods and services of Ch$ 15 billion comprised of Ch$ 27 billion from Enel Distribución Chile, mostly as a consequence of lower energy purchases from third parties, which was partially offset by Ch$ 16 billion from us, on a stand-alone basis, due to an increase in electrical equipment purchases.

For the six months ended June 30, 2017, net cash flows used in investing activities was Ch$ 19 billion, compared to net cash flows used in investing activities of Ch$ 48 billion for the same period in 2016. The change was mainly due to the acquisition of fixed assets of Ch$ 137 billion, mostly related to the 150 MW Los Cóndores project, partially offset by other collections from the sale of equity or debt instruments belonging to other entities of Ch$ 116 billion related to the Electrogas sale, and proceeds of Ch$ 4 billion received from the sale of land by GasAtacama Chile.

For the six months ended June 30, 2017, net cash flows used in financing activities increased to Ch$ 284 billion from Ch$ 147 billion in the same period in 2016. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

(i)

Ch$ 255 billion in dividend payments (including Ch$ 159 billion paid by us, Ch$ 91 billion paid by Enel Generación Chile, on a stand-alone basis, excluding dividends paid to us and Ch$ 4 billion paid by Pehuenche, among others);

(ii)	Ch$ 22 billion of interest expense, mainly for Enel Generación Chile on a stand-alone basis;
(iii)	Ch$ 3 billion of payments of principal of loans and bonds for Enel Generación Chile on a stand-alone basis; and
(iv)	Ch$ 2 billion of other outflows of cash, net.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.” in the 2016 Form 20-F.

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We, on a stand-alone basis, have no legal obligations or other commitments to financially support our subsidiaries. Likewise, we currently have no debt obligations and are therefore not affected by any cross default provisions that could be triggered by any of our subsidiary defaults in their debt obligations. In some cases, our subsidiaries may be financed by us through intercompany loans.

We have American Depositary Shares listed and that trade on the NYSE since April 26, 2016 and may in the future access the international equity capital markets (including SEC-registered ADS offerings) while our subsidiary Enel Generación Chile accessed the international equity capital markets, with an SEC-registered ADS offering on August 3, 1994. Enel Generación Chile has also actively issued bonds in the United States (“Yankee Bonds”), and we and Enel Generación Chile may in the future issue Yankee Bonds depending on liquidity needs. Since 1996, Enel Generación Chile and Pehuenche have issued a total of US$ 2.8 billion in Yankee Bonds. Enel Generación Chile also issued floating rate notes under its Euro Medium-Term Note Programme.

The following table lists the outstanding Yankee Bonds issued by our subsidiary, Enel Generación Chile, as of June 30, 2017. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enel Generación Chile	10 years	April 2024	4.250	400	400
Enel Generación Chile (1)	30 years	February 2027	7.875	230	206
Enel Generación Chile (2)	40 years	February 2037	7.325	220	71
Enel Generación Chile (1)	100 years	February 2097	8.125	200	40
Total			5.813 (3)	1,050	717

(1)	Enel Generación Chile repurchased some of these bonds in 2001.

(2)

Holders of the Enel Generación Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)	Weighted-average coupon by outstanding amount.

We have access to the Chilean domestic capital markets. Our subsidiary, Enel Generación Chile, has issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enel Generación Chile that are outstanding as of June 30, 2017.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Issued	Outstanding
			(%)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Chile Series H	25 years	October 2028	6.20	4.0	2.4	65
Enel Generación Chile Series M	21 years	December 2029	4.75	10.0	10.0	267
Total			5.03 (1)	14.0	12.4	332

(1)	Weighted-average coupon by outstanding amount.

For a full description of the local bonds issued by Enel Generación Chile, see “Unsecured liabilities detailed by currency and maturity” in Note 18 of the Notes to the Unaudited Interim Financial Statements.

We may also participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities. The amount outstanding or available under our syndicated revolving loan as of June 30, 2017 is set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generación Chile	Syndicated revolving loan	February 2020	200	—

The undrawn revolving credit facility is governed by the laws of the State of New York and does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate as of June 30, 2017 from such committed revolving facility under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2016, Enel Generación Chile entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 76 billion as of June 30, 2017) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)
Enel Generación Chile	Bilateral revolving loan	March 2019	2.8	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 209 billion in the aggregate as of June 30, 2017.

We and our subsidiaries also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 59 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of a MAE, and therefore could limit our liquidity under such circumstances.

We may also access the Chilean commercial paper market under programs that need to be registered with the Chilean Superintendence of Securities and Insurance. Enel Generación Chile has an outstanding program for a maximum of US$ 200 million. Finally, we also have access to other types of financing, including supplier credits, leasing, among others.

As of June 30, 2017, we, on a stand-alone basis, had no debt obligations and were therefore not affected by any covenants or event of default provisions. Enel Generación Chile’s outstanding debt facilities, with the exception of their Yankee Bonds, include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of June 30, 2017, the most restrictive financial covenant affecting Enel Generación Chile was the leverage ratio in connection with the bilateral revolving loan facility that matures in March 2019 and the syndicated senior unsecured loan that matures in February 2020. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 1,726 billion. As of June 30, 2017 and as of the date of the Report, our subsidiaries are in compliance with the financial covenants contained in their debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of Enel Generación Chile’s financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of Enel Generación Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provisions for the Enel Generación Chile revolving credit facility that is due in February 2020, governed by the laws of the State of New York, refer to defaults of the borrower, without reference to any of our subsidiaries. Under such credit facility, only matured defaults of the borrower exceeding a US$ 50 million materiality threshold qualify for a potential cross default when the principal amount involved exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate the maturity if lenders representing more than 50% of the aggregate debt of the outstanding facility choose to do so. All of Enel Generación Chile’s Yankee Bonds are unsecured and not subject to any guarantees by any of its subsidiaries or parent companies.

Cross default provisions of Enel Generación Chile’s Yankee Bonds may be triggered by its subsidiaries’ debt. A matured default of Enel Generación Chile or any of its subsidiaries could result in a cross default to Enel Generación Chile’s Yankee Bonds if such matured default, on an individual basis, involves a principal amount exceeding US$ 30 million, or its equivalent in other currencies, although Enel Generación Chile’s subsidiaries do not have any financial obligation. In the specific case of the Enel Generación Chile’s Yankee Bond due in 2024 issued in April 2014, the materiality threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate the maturity if either the trustee or bondholders representing at least 25% of the aggregate debt of a particular series then outstanding choose to do so.

Enel Generación Chile’s local bonds and its local credit facility due in March 2019 do not have cross default provisions to debt other than the respective borrower’s own indebtedness.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries may restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Enel Generación Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Enel Generación Chile and its subsidiaries are allowed to lend to related parties. The threshold for such aggregate restriction of intercompany loans is US$ 100 million equal to approximately Ch$ 66 billion. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk Factors— We depend on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.” in the 2016 Form 20-F.

Our estimated capital expenditures for 2017 through 2019 amount to Ch$ 803 billion, of which Ch$ 621 billion is considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures, such as those for Los Cóndores project, as well as water rights. We consider the remaining Ch$ 181 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in the 2016 Form 20-F. We expect to be able to refinance our consolidated indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Trend Information.

Our subsidiaries are engaged in the generation and distribution of electricity in Chile. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from period to period. We seek to establish a conservative and well-balanced commercial policy, which aims at controlling relevant variables, reducing risks and providing stability in our results of operations.

Our net income is principally the result of operating income from our generation and distribution businesses, and non-operating income, which consists primarily of income arising from related companies accounted for using the equity method, interest expense and tax expense.

In our generation business, our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impact our operating income.

Among the main drivers of our results of operations of our electricity generation business are our sale prices and energy costs. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by many factors. Abundant hydrological conditions generally lower spot prices, while dry conditions increase them, though this effect on prices is being mitigated with the incorporation of the NCRE, which represent approximately 16% of the total national installed capacity as of June 2016.  However, our operating income might not be impacted adversely even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well-balanced commercial policy, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market we: (i)  project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Currently, our contracted sales are not standardized and the terms and conditions of these sale contracts are individually negotiated. Typically, when we negotiate these sale contracts, we try to set the price at a premium over future expected spot prices to mitigate the risk of future increases in spot prices. However, the premium can vary substantially depending on a variety of conditions. Our contracted sales with regulated customers (distributors) represent on average more than 70% of our sales, which allows us to have consistent prices for longer periods, normally between 10 to 20 years, which combined with our conservative commercial policy, generally provides for our profitability. Most of our current regulated tariffs are principally indexed to the U.S. consumer price index (“CPI”) and, to a lesser extent, commodities prices. We expect that until 2020, regulated tariff rates will remain fairly stable, without material changes. Beginning in 2022, contracts awarded in the August 2016 auction will come into effect and our regulated contracts tariffs will decrease by 6%, due to the participation of the NCRE providers in the distribution company bid. We routinely participate in energy bids and we have been awarded long-term energy sale contracts. These contracts incorporate the expected variable cost considering the changes in the main variables secure the sale of our current and expected new capacity and allow us to stabilize our income. Currently, 47% of our expected annual generation is sold under contracts with terms of at least ten years and 85% is sold under contracts with terms of at least five years.

Spot prices could be affected by international prices for commodities such as fuel oil, coal and LNG, since Chile does not produce coal or hydrocarbons in any significant quantities. Fuel prices affect our results since commodity prices directly affect generation costs of our thermal power plants, which as of June 30, 2017 represented 44% of our installed capacity. Commodity prices, mainly oil, materially decreased since the second half of 2014 reaching their lowest level in February 2016 and increasing slightly during 2016, but still remaining lower than 2015 prices. During the first half of 2017, fuel prices continued to increase and it is expected that this trend will continue during the rest of 2017. Our costs also depend on factors such as spot prices, generation mix, including the entrance of NCRE generation, hydrology conditions and our contractual surpluses/deficits. As described above, our contracted sales prices are currently indexed, in part, to commodities prices, including coal, Brent oil and Henry Hub gas prices; therefore, sales prices will also be affected by variations of these commodity prices, affecting in part our results. We estimate our exposure to commodity risk, considering the balance between our generation and the portion of our contract sales indexed to commodities, which are contracted for long-term periods (10-15 years), and we manage commodity risk using derivative contracts.

In order to mitigate the risk of fuel cost increases, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with natural gas among other types of fuel. In July 2013, we renegotiated a LNG sale and purchase agreement with British Gas through 2030, allowing us to secure our long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs. This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

In 2016, Enel Generación Chile entered into a Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG, becoming one of the main suppliers in the zone. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants that are part of the SING (Chilean interconnected electric system operating in the northern Chile).

During the first half of 2017, the average marginal costs in the SIC increased by 7% compared to the same period in 2016, mainly due to the drought that has affected southern Chile and an increase in commodity prices, which was partially offset by higher NCRE generation and lower demand in the system. We were able to mitigate these negative impacts in our operating income with a higher thermal generation and with the lease agreement with AES Gener S.A. (an unrelated company), in place since July 2015, allowing us to use our available LNG at its Nueva Renca combined-cycle power plant.

With respect to the development of new projects to increase our installed capacity, the cost of developing conventional energy projects has increased over time due to growing environmental restrictions, scarcity of places to locate plants coupled with significant opposition from different groups that delay development and increase costs.  On the other hand, in the last couple of years, the cost of NCRE has decreased as a result of technological improvements, enabling smaller projects to become profitable while simultaneously facing less environmental restrictions and minor opposition. In addition, NCRE sources have a shorter construction period and their smaller size provides more flexibility to address changes in demand. The emergence of NCRE power plants requires further market flexibility and focus on operational efficiency to combine the different technologies.

Enel, our ultimate controlling shareholder, announced in October 2015 that it will no longer build coal power plants because it considers the technology to be counterproductive considering its desire to be carbon neutral by 2050. Closures of existing coal power plants are scheduled at the end of their life cycles. The lost capacity will most likely be substituted with NCRE generation.

In connection with the distribution segment tariffs, and taking into account the future periodic review process in Chile, we expect that the regulator will continue to recognize investments, encourage efficiency, and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution company will maintain its profitability during the period between periodic tariff setting processes, according to price cap tariff model, due to growth and economies of scale. After tariffs have been set, distribution companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting. Our physical losses are now at 5.2% and are therefore close to technical levels beyond which no more investments to reduce illegal tapping can be expected to have an economically reasonable return. Currently, we are working instead on improving our collectability indices and our efficiency, especially through new technologies to automate our networks.

Although the price at which a distribution company purchases electricity has an impact on the price at which it is sold to end customers, it does not have an impact on our profitability since the cost of electricity purchased is passed to end customers through tariffs. Regulation dictates that purchase contracts must be made through long-term contracts and are the result of a regulated tender.

Since 2016, some customers, who are able to choose their tariff according to the Chilean regulation and chose a regulated tariff in the past, are switching to unregulated tariffs becoming direct customers of the generators companies and paying tolls to distributions companies. These customers are tendering,  either directly or in association with other customers, their energy needs given that currently unregulated tariffs are lower than regulated tariffs, since the latter sets its rates based on contracts tendered in the past at higher prices. We expect that might continue in the future until the lower cost contracts are recognized in the regulated tariffs.

We expect to grow organically in the distribution business. We are continuously seeking investments, especially in new technologies to automate our networks to achieve operational and economic efficiencies. During 2016, we have installed 55 thousand smart meter installment in our concession area and we expect to add 38 thousand by December 2017, which will permit bi-directional communication, digitized and interconnected networks, and enable our consumers to improve their energy efficiency. In addition, we are carrying on other business related to the distribution of electricity known as Value Added Products and Services (PSVA), such as public lighting and full electric appliances and we look to enter into the electricity transportation, in all cases including customers outside of our concession area.

For more detail on how factors impact the net income of our electricity generation and distribution businesses and the results for the six months ended June 30, 2017 compared with those recorded in previous periods, see “— A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” and “— A. Operating Results — 2. Results of Operations for the six months ended June 30, 2017 and 2016”.

We expect reasonably good operating performance during the coming years given the macroeconomic perspective for Chile. Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 2.9% growth in GDP in 2018, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on September 18, 2017, and an expected 3.3% growth in the annual electricity demand over the next five years.

Enel Chile has proposed a reorganization that, if successful, will involve a much more intensive participation in the renewable energy business through the merger with Enel Green Power Latin America Ltda. and the incorporation of 1.1 GW of its renewable generation capacity.  Although we already have NCRE capacity through Enel Generación, the proposed reorganization would effectively allow us to compete more efficiently by enabling us to offer generation from a wide array of sources, and to use such sources individually or in a combined manner so as to better satisfy the needs and demands of the system and the market at any given time, as well as to reduce risks through an enhanced generation portfolio.  We would also expect some synergies to arise from such a merger, including the immediate and focused access to a market that is growing much faster than conventional energy, and that has been identified by governmental authorities as being essential to the growth of the Chilean electricity sector in the future.